Exhibit 99.1

The Hague, December 4, 2006

AEGON survey shows: Multinationals take the lead in driving cross-border pension integration

♦	FIRST EVER MULTINATIONAL PENSIONS SURVEY

♦	BUSINESS BELIEVES PENSION ADMINISTRATION COMPLEXITY DRIVES UP COST

♦	MULTINATIONALS SEEK MARKET-LED CROSS BORDER PENSIONS SOLUTIONS THROUGH PENSION NETWORKS

The complexity of navigating Europe’s diverse national pension systems is driving up costs for multinationals in the region, according to the first-ever pensions survey of multinational companies published today by AEGON. The ‘Bridging Pension Plans Worldwide’ survey suggests that the diversity of pension systems across the European Union is making the region less competitive than their global rivals and accelerating the trend towards relocating jobs outside of the European Union.

The worldwide survey of pension experts provides new evidence that multinational corporations will be looking for more efficient ways to provide retirement benefits to employees. 74% of those interviewed would prefer to design and implement their own integrated cross-border corporate pension systems rather than waiting for EU-wide pension legislation to be implemented.

The survey, conducted in conjunction with LIMRA International (the worldwide association of insurance and financial services companies), also highlights an increasing worldwide trend towards transferring a greater degree of financial risks off their own balance sheets and onto individual employees by shifting from defined benefit (DB) plans to defined contribution (DC) arrangements. 61% of employers with over 5,000 employees agree that the DB to DC trend is likely to continue around the globe.

Pension costs hurt EU businesses

The complexity of EU pension plan regulations significantly affects the cost of providing retirement benefits in the EU, according to 91% of the pension experts interviewed for the AEGON survey. Furthermore, some 78% of the panel of experts said that the higher costs, estimated on average at an additional 7.5% in administrative costs for EU-wide pension plans, render European multinationals less competitive and are impeding the creation of new jobs throughout Europe.

Frans van der Horst, managing director of the AEGON Pension Network, says: “Our survey suggests that multinational employers are seeking a way through the European pensions maze and that they are concerned that complexity is pushing up administration costs. The absence of integrated cross-border pension systems is seen as a significant obstacle to competitiveness. There is a clear and emerging need for a corporate solution to help multinationals regain their competitive edge and keep costs down. But European insurers are already responding to the challenge and the market is developing solutions. In the absence of a legislative framework towards a unified approach across the EU, multinationals will lead the way in seeking out cost-effective solutions from the market to meet their needs.”

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Multinationals take the lead in seeking out new solutions

A majority of the experts interviewed for the AEGON survey said they expect multinational firms to take the lead in establishing their own integrated networks in order to overcome the hurdles posed by a patchwork of inconsistent national regulations. Panelists estimated that in five years, 22% of the world’s top 500 multinational corporations will have established their own integrated global pension solution for all their employees.

The AEGON survey also confirmed a clear trend worldwide in the shift from DB to DC pension arrangements worldwide. The increasing incidence of defined contribution plans entails a transfer of investment and longevity risks from employer to individual employees. In most countries, a clear majority of the experts surveyed said they believed that within the next five years fewer than a quarter of large employers will still offer a DB plan. In the United States, however, the survey shows that between 26% and 50% of large corporations are expected still to have DB plans in place in five years time.

About ‘Bridging Pension Plans Worldwide’

AEGON’s study presents the global market insight of high-level pension experts in 16 countries around the world. The 115 experts include representatives of 44 multinational firms and 31 consultants or financial professionals who personally advise 1,700 multinational corporations. In all, the survey’s respondents control or advise corporate pension plans covering 18 million employees worldwide with approximately EUR 1 trillion in total assets under management.

The purpose of the study is to present executives who are responsible for the global management of multinational firms’ retirement plans with insights on the future of the pensions industry in order to assist them in the development and evaluation of their organizations’ strategies.

The study was conducted in the third quarter of 2006 as a Delphi survey by LIMRA International. A Delphi survey seeks to build consensus among respondents by conducting several rounds of interviews. The AEGON study is the first worldwide Delphi study on pension plans of multinational firms.

A summary report of the ‘Bridging Pension Plans Worldwide’ study is available on www.aegonpensionnetwork.com.

ABOUT THE AEGON PENSION NETWORK

AEGON is one of the world’s largest life insurance and pension companies, headquartered in The Hague, the Netherlands. The group, with approximately 27,000 employees worldwide, operates in three major markets - the United States, the Netherlands and the United Kingdom. AEGON also has a presence in Canada, China, the Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

AEGON The Netherlands, AEGON UK, AEGON USA and La Mondiale co-operated to start the AEGON Pension Network in 2003. The AEGON Pension Network is the first international network dedicated to pension solutions for multinational companies. Its global footprint is supported by experienced international pension and employee risk benefit providers located across Europe, North America and the Far East.

Through the effective cross border co-ordination and multi-domestic approach to pension benefits provisions, the AEGON Pension Network offers a range of products and services to help the client customize the most appropriate solutions for their local objectives, which can then be integrated into the global pension and employee risk benefits strategy.

DISCLAIMERS

Forward-looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

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